

July 5, 2016

Mail Stop 4631

<u>Via E-mail</u>
Scott Christopher
Interim Chief Financial Officer
Fortress Transportation and Infrastructure Investors, LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re: Fortress Transportation and Infrastructure Investors, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **Response Letter Dated June 6, 2016**
> **File No. 1-37386**

Dear Mr. Christopher:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

<u>Results of Operations, page 41</u>

<u>Adjusted EBITDA (Non-GAAP), page 41</u>

1.   We have read your response to prior comment 1, in our letter to you dated June 6, 2016, in which you indicate that you believe Adjusted EBITDA represents a performance measure because it provides a measure of the operations of your revenue generating

assets, and the adjustment for principal payments on finance leases is directly analogous to depreciation on operating leases in their impact on the revenue earning assets, which allows for the measurement of the total return of all your revenue generating assets. However, adding back principal payments on finance leases in the calculation of this measure is inconsistent with Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your disclosure accordingly.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction